UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On December 27, 2017, BiondVax Pharmaceuticals Ltd. ("BiondVax") issued a press release that the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) reviewed BiondVax’s Phase 3 trial plan, provided advice, and allowed the Company to proceed with the Phase 3 clinical trial plan for M-001, BiondVax’s universal flu vaccine candidate. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on January 2, 2018, BiondVax issued a press release that one of its key patents titled "A Synthetic or Recombinant Influenza Multi-Epitope Polypeptide" has been granted in India. The patent belongs to BiondVax’s portfolio family titled “Multimeric Multi-Epitope Influenza Vaccines” and has now been granted in over 30 countries. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	BiondVax's press release dated December 27, 2017

99.2	BiondVax's press release dated January 2, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: January 2, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

3